UNIT PURCHASE AGREEMENT

dated as of November 13, 2007

by and among

NEVADA GOLD & CASINOS, INC.,

BLACKHAWK GOLD, LTD.,

CASINO AMERICA OF COLORADO, INC.

and

ISLE OF CAPRI CASINOS, INC.

1417648

TABLE OF CONTENTS
(continued)

TABLE OF CONTENTS
(continued)

EXHIBITS

Exhibit A	Form of Stockholder Support Agreement
Exhibit B	Form of Deposit Escrow Agreement
Exhibit C	Form of Mutual and General Release

UNIT PURCHASE AGREEMENT

This UNIT PURCHASE AGREEMENT, dated as of November 13, 2007, is entered into by and among NEVADA GOLD & CASINOS, INC., a Nevada corporation ("Parent"), BLACKHAWK GOLD, LTD., a Nevada corporation ("Seller"), and CASINO AMERICA OF COLORADO, INC., a Colorado corporation ("Purchaser") and ISLE OF CAPRI CASINOS, INC., a Delaware corporation ("Isle of Capri") .

WHEREAS, the Ownership Interest (as such term is defined in the Company Operating Agreement) of Seller in Isle of Capri Black Hawk, L.L.C., a Colorado limited liability company (the "Company") is currently 43% (the "Ownership Interest");

WHEREAS, subject to the terms and conditions set forth herein, Seller desires to sell, assign and transfer to Purchaser, and Purchaser desires to purchase and take assignment and delivery from Seller of, all of Seller's issued and outstanding Units, free and clear of all Liens, representing Seller's entire Ownership Interest; and

WHEREAS, Louise H. Rogers, a stockholder of Parent, has expressed to Parent and Seller her desire to vote for, adopt and approve this Agreement and the transactions contemplated hereby, and has committed to deliver to Purchaser a written agreement to support and vote for the transactions contemplated hereby, in the form of Exhibit A hereto (each, a "Stockholder Support Agreement"), by 5:00 PM, Central time, on or before November 23, 2007; and the Wynfield Funds, stockholders of Parent, have executed and delivered to Purchaser a Stockholder Support Agreement pursuant to which such parties have agreed, among other things, to support and vote for the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and mutual covenants, agreements and provisions herein contained, the parties hereto agree as follows:

ARTICLE 1

Definitions; Interpretation

1.1   Definitions. The following terms have the following meanings when used herein:

"Additional Fee" has the meaning set forth in Section 10.2(b).

"Affiliate" means any Person controlling, controlled by or under common control with another "Person"; for purposes of this definition only, "control" shall mean the ownership, directly or indirectly, of 50% or more of the outstanding common stock or other equity interests of a Person.

"Affiliated Group" means an affiliated group (within the meaning of Code Section 1504(a)), or any analogous combined, consolidated, or unitary group defined under the provisions of state, local or foreign Law.

"Agreement" means this Unit Purchase Agreement, including all Schedules and Exhibits hereto, as it may be amended from time to time in accordance with its terms.

"Alternative Acquisition" has the meaning set forth in Section 5.3(a).

"Alternative Acquisition Proposal" has the meaning set forth in Section 5.3(a).

"Business Day" means a day other than (a) any Saturday or Sunday or (b) any other day on which commercial banks in Chicago, Illinois are generally closed for business.

"Change of Control Transaction" means any transaction or series of transactions (excluding the transactions described in this Agreement), the consummation of which results in a change of Control of the Company or its business. "Change of Control Transaction" includes (i) a merger or consolidation of the Company with or into another entity, (ii) the sale, transfer or other disposition or all or substantially all of the assets of the Company and (iii) the sale, transfer or other disposition by Purchaser, or the issuance by Company, of membership interests in the Company sufficient to permit the transferee(s), upon admission as a member, to exercise control of the Company.

"Cap" has the meaning set forth in Section 7.4(a).

"Closing Date" and "Closing" refer to the date, time, and place for the closing of the transactions described in this Agreement and the closing referred to in Section 2.1.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the recitals.

"Company Operating Agreement" means that certain Second Amended and Restated Limited Liability Company Agreement of the Company, dated April 22, 2003, as amended from time to time.

"Contracts" means any and all contracts, agreements, loans, notes, bonds, mortgages, indentures, leases, subleases, purchase orders, arrangements, commitments, licenses, permits, concessions, franchises, bids, sales orders or other instruments.

"Control of the Company" shall mean possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of the Company, whether through the ownership of membership interests, by contract or otherwise. The holders of a majority in interest of the Company's membership interests, acting in concert to exercise a controlling influence over the management of policies of the Company pursuant to the Company Operating Agreement or other arrangement, shall be presume to have Control of the Company in the absence of proof to the contrary.

"Deposit Amount" means $2,000,000.

"Deposit Escrow Agreement" means that certain Deposit Escrow Agreement, substantially in the form of Exhibit B hereto, to be executed and delivered on or before the date of funding of the Deposit Amount, by and among Purchaser, Seller and Escrow Agent.

2

"Escrow Agent" means the escrow agent named in the Deposit Escrow Agreement on the date of its execution and delivery by the parties, who shall be chosen by Purchaser and be reasonably acceptable to Seller.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Governmental Authority" means any U.S. federal, state, provincial or municipal entity, any foreign government and any political subdivision or other executive, legislative, administrative, judicial, quasi-judicial or other governmental department, commission, court, board, bureau, agency or instrumentality, domestic or foreign.

"Indemnification Offsets" has the meaning set forth in Section 7.8(a).

"Indemnified Person" means the Person or Persons entitled to, or claiming a right to, indemnification under Article 7.

"Indemnifying Person" means the Person or Persons claimed by the Indemnified Person to be obligated to provide indemnification under Article 7.

"Judicial Action" has the meaning set forth in Section 12.11.

"Law" means any federal, state, county, provincial, local or foreign statute, law (including common law), rule, regulation, ordinance, order or code of any Governmental Authority or quasi-governmental entity.

"Lender Agreement" means the written agreement of Louise H. Rogers, Parent's (and its Affiliates') lender, consenting to the transactions contemplated by this Agreement, agreeing to a payoff amount, the payment of which will, without further conditions, result in the immediate and concurrent release and discharge of such lender's Lien on Seller's Units.

"Liens" means any pledge, mortgage, charge, claim, title imperfection, defect or objection, security interest, conditional and installment sales agreement, encumbrance, easement, encroachment, or third party right or restriction, of any kind.

"Loss" or "Losses" means any and all damages, losses, actions, proceedings, causes of action, obligations, liabilities, claims, encumbrances, penalties, demands, assessments, judgments, costs and expenses, including court costs, reasonable attorneys' and consultants' fees, and costs of litigation, investigation, enforcement, or settlement but shall exclude any interest with respect thereto unless awarded by a court of competent jurisdiction. Losses shall not include punitive damages, other than punitive damages payable to any third party in connection with a third party claim.

"Material Adverse Change" means any event, change, condition or circumstance that, individually or in the aggregate, is materially adverse to, or could reasonably be expected to have a material adverse change or effect upon, the Company (including its business, assets, operations, results of operations, or financial condition), except for any event, change, condition or circumstance to the extent directly attributable to or resulting from (a) changes to the industry or markets in which the Company operates that are not unique to the Company, in each case that do not have a disproportionate effect on the Company, (b) compliance with the terms of this Agreement, (c) changes in Law enacted after the date hereof that do not have a disproportionate effect on the Company, or (d) the smoking ban effected within the State of Colorado expected to take effect on January 1, 2008.

"Mutual and General Release" means that mutual and general release to be executed by Seller, Parent and Purchaser on the Closing Date, in substantially the same form as Exhibit C.

"Outside Date" has the meaning set forth in Section 10.1(b).

"Ownership Interest" has the meaning set forth in the recitals.

"Parent" has the meaning set forth in the preamble.

"Parent Board" means the Board of Directors of Parent.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization or other business entity or government or any agency or political subdivision thereof.

"Pre-Closing Tax Period" means (a) any Tax period ending on or before the close of business on the Closing Date and (b) in the case of any Tax period which includes, but does not end on, the Closing Date, the portion of such period up to and including the Closing Date.

"Proxy Statement" has the meaning set forth in Section 5.5(a).

"Purchase Price" has the meaning set forth in Section 2.5.

"Purchaser" has the meaning set forth in the preamble.

"Purchaser Indemnified Parties" has the meaning set forth in Section 7.2.

"SEC Clearance Date" means the earlier of (a) the date on which the SEC notifies Parent and/or Seller that it will not review the Proxy Statement and (b) the date on which the SEC notifies Parent and/or Seller that it has no further comments on the Proxy Statement.

"Securities Act" means the Securities Act of 1933, as amended.

"Seller" has the meaning set forth in the preamble.

"Seller Board" means the Board of Directors of Seller.

"Seller Indemnified Parties" has the meaning set forth in Section 7.3.

"Stockholder Approval" has the meaning set forth in Section 3.1(c).

"Stockholders Meeting" has the meaning set forth in Section 5.4(a).

"Stockholder Support Agreement" has the meaning set forth in the recitals.

"Superior Proposal" has the meaning set forth in Section 5.3(e).

"Tax" or "Taxes" means any (a) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, gaming, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding, or other tax, of any kind whatsoever, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; (b) liability of the Company for the payment of any amounts of the type described in clause (a) arising as a result of being (or ceasing to be) a member of any Affiliated Group (or being included (or required to be included) in any Tax Return relating thereto); and (c) liability of the Company for the payment of any amounts of the type described in clause (a) as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other person.

"Tax Authority" shall mean any domestic, foreign, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising Tax regulatory authority.

"Tax Return" or "Tax Returns" means all returns, declarations, reports, statements, and other documents (including any related or supporting schedules, statements, or information returns) required to be filed in respect of Taxes, including amendments to any of the foregoing.

"Termination Fee" has the meaning set forth in Section 10.2(b).

"Title and Authorization Warranty" means a representation or warranty in Sections 3.1, 3.2, 4.1, or 4.2.

"Transfer Taxes" has the meaning set forth in Section 6.7.

"Units" has the meaning set forth in Section 2.4.

1.2   Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Schedules attached to this Agreement are for convenience only and shall not be deemed part of this Agreement or be given any effect in interpreting this Agreement. The use of the masculine, feminine or neuter gender or the singular or plural form of words herein shall not limit any provision of this Agreement. The use of the terms "including" or "include" shall in all cases herein mean "including, without limitation" or "include, without limitation," respectively. Reference to this Agreement means this Agreement, as amended or modified and in effect from time to time in accordance with the terms hereof. Underscored references to Articles, Sections, paragraphs, clauses, Exhibits or Schedules shall refer to those portions of this Agreement. The use of the terms "hereunder," "hereof," "hereto" and words of similar import shall refer to this Agreement as a whole and not to any particular Article, Section, paragraph or clause of, or Exhibit or Schedule to, this Agreement.

ARTICLE 2

Closing; Purchase and Sale

2.1 <u>Closing Date</u>. The Closing hereunder shall take place at the office of Mayer Brown LLP, 71 South Wacker Drive, Chicago, Illinois 60606, at 10:00 a.m. Chicago time on the second Business Day following satisfaction or written waiver of all conditions set forth in <u>Articles 8</u> and <u>9</u> of this Agreement, or at such other place, time or date as Seller and Purchaser may agree. The Closing may occur and deliveries be effected by facsimile or mail.

2.2 <u>Deliveries by Seller</u>. At the Closing, Seller shall deliver to Purchaser:

(a) certificates evidencing the Units, which certificates shall be duly endorsed in blank;

(b) a certificate, dated as of the Closing Date, of the secretary of Seller certifying resolutions of the board of directors of Seller approving and authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, in form and substance reasonably satisfactory to Purchaser;

(c) a certificate, dated as of the Closing Date, of an executive officer of Seller certifying as to compliance by Seller with <u>Sections 9.1</u> and <u>9.2</u>;

(d) an affidavit stating that Seller is not a "foreign person" as defined in the Federal Foreign Investment in Real Property Tax Act of 1980 and the 1984 Tax Reform Act, in form and substance reasonably satisfactory to Purchaser;

(e) the Mutual and General Release duly executed by Parent and Seller; and

(f) any other items reasonably requested by Purchaser in order to consummate the transactions contemplated hereby under the terms hereof or required to be delivered by Seller under the terms and provisions of this Agreement.

2.3 <u>Deliveries by Purchaser</u>. At the Closing, Purchaser shall deliver to Seller:

(a) the Purchase Price payable to Seller at the Closing pursuant to <u>Section 2.5</u>;

(b) a certificate, dated as of the Closing Date, of the secretary of Purchaser certifying resolutions of the board of directors of Purchaser approving and authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, in form and substance reasonably satisfactory to Seller;

(c) a certificate, dated as of the Closing Date, of an executive officer of Purchaser certifying as to compliance by Purchaser with <u>Sections 8.1</u> and <u>8.2</u>;

(d)   the Mutual and General Release duly executed by Purchaser and the Company; and

(e)   any other items reasonably requested by Seller in order to consummate the transactions contemplated hereby under the terms hereof or required to be delivered by Purchaser under the terms and provisions of this Agreement.

2.4   <u>Agreement to Purchase and Sell Units</u>. Subject to the terms and conditions contained herein, at the Closing, Seller shall sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and accept from Seller, all of the issued and outstanding units representing Seller's entire Ownership Interest in the Company (the "<u>Units</u>"), free and clear of all Liens.

2.5   <u>Payment of Purchase Price</u>. Subject to the terms and conditions hereof, at the Closing, in consideration for the Units, Purchaser shall pay to Seller in cash, by wire transfer of immediately available funds to such account as Seller may direct prior to the Closing Date, an amount equal to $64,600,000, <u>minus</u> the Deposit Amount (the "<u>Purchase Price</u>"). At Purchaser's option, a portion of the Purchase Price sufficient to remove the Lien on Seller's Units held by Parent's (and its Affiliates') lender shall be paid at Closing directly to Louise H. Rogers as lender (or to such other party as may be required, in the judgment of Purchaser, to discharge any Lien on Seller's Units).

2.6   <u>Deposit Amount</u>. At or prior to 5:00 PM, Central time, on November 16, 2007, Purchaser shall deliver to the Escrow Agent, pursuant to the terms of the Deposit Escrow Agreement, the Deposit Amount in immediately available funds to be held by the Escrow Agent in an interest bearing account reasonably acceptable to Purchaser and Seller, and to be released in accordance with the Deposit Escrow Agreement.

ARTICLE 3

Representations and Warranties of Parent and Seller

Parent and Seller hereby jointly and severally represent and warrant to Purchaser, as of the date hereof and as of the Closing Date, as follows:

3.1   <u>Authority of Parent and Seller</u>.

(a)

(i)   Parent is a corporation validly existing and in good standing under the laws of Nevada, and has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The execution, delivery and performance of this Agreement by Parent has been duly authorized by all necessary corporate action on the part of Parent, other than the receipt of the Stockholder Approval. This Agreement has been duly and validly executed and delivered by Parent and constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as may be limited by (A) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect which affect creditors' rights generally or (B) legal and equitable limitations on the availability of specific remedies.

(ii)   Seller is a corporation validly existing and in good standing under the laws of Nevada, and has all requisite power and authority to enter into this Agreement and to carry out the transactions contemplated herein. The execution, delivery and performance of this Agreement by Seller has been duly authorized by all necessary corporate action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by (A) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect which affect creditors' rights generally or (B) legal and equitable limitations on the availability of specific remedies.

(b)

(i)   The Parent Board, at a meeting duly called and held prior to execution of this Agreement, duly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement and the Deposit Escrow Agreement, (B) determining that the terms of the transactions contemplated hereby are fair to and in the best interests of Parent and its stockholders, (C) recommending that Parent's stockholders approve and adopt this Agreement and (D) adopting this Agreement and the Deposit Escrow Agreement.

(ii)   The Seller Board, at a meeting duly called and held prior to execution of this Agreement (or by written consent in lieu thereof), duly and unanimously adopted resolutions (A) approving and declaring advisable this Agreement and the Deposit Escrow Agreement, (B) determining that the terms of the transactions contemplated hereby are fair to and in the best interests of Seller and its stockholder, (C) recommending that Seller's stockholder approve and adopt this Agreement and (D) adopting this Agreement and the Deposit Escrow Agreement.

(c)

(i)   The only vote of holders of any class or series of Parent's authorized capital stock necessary to approve and adopt this Agreement is the approval and adoption of this Agreement by the holders of a majority of the outstanding shares of Parent's common stock (the "Stockholder Approval").

(ii)   The sole stockholder of Seller has approved and adopted this Agreement by written consent.

3.2   Ownership. 430 Units are issued and outstanding and owned beneficially and of record by Seller, free and clear of all Liens, except for those Liens set forth on Schedule 3.2. Each such Unit is duly authorized, validly issued, fully paid and nonassessable. Such Units represent Seller's and its Affiliates' entire interest in the Company of any kind or nature whatsoever. There are no outstanding options, rights, warrants, Contracts or commitments for the issuance or sale of, or any securities convertible into or exchangeable for, any of Seller's Units, and there is no agreement or arrangement not yet fully performed which would result in the creation of any of the foregoing. Seller owns and has good and valid title to the Units, and at the Closing shall transfer to Purchaser good and valid title to the Units free and clear of all Liens. There are no stock appreciation rights, phantom stock rights, carried interests or other similar rights or interests with respect to any of the Units, and there are no voting trusts, voting proxies, shareholder agreements or any other similar understanding or agreement with respect to any of the Units. Either (i) Seller has obtained each third party's written agreement listed on Schedule 3.2 to release any and all such Liens at Closing, and has delivered to Purchaser true and correct copies of such agreements, or (ii) Seller has reached an agreement in principle with each such third party on the terms of a Lender Agreement, has delivered to Purchaser all current drafts and term sheets relating thereto and shall obtain such agreement from each third party and deliver the same to Purchaser on or before 5:00 PM, Central time, on November 23, 2007. As of November 12, 2007, the aggregate outstanding principal balance of the credit facility secured by the Lien set forth on Schedule 3.2 is $54,350,000, and if such credit facility is paid in full, Parent's senior lender will be required to release such Lien. Neither Seller nor Parent has received any notice that it is in material breach or violation of any terms or obligations under any Contract or agreement affecting or relating to the Units that has not been cured. Simultaneously with the transfer of the Units to Purchaser at Closing, Purchaser shall acquire the Units free and clear of all Liens.

3.3   Litigation. Except as set forth on Schedule 3.3, there is no demand, claim, suit, action, arbitration, grievance (other than union grievances in the ordinary course of business) or legal, administrative, other proceeding or investigation by a Governmental Authority pending or, to Seller's knowledge, threatened against Parent or Seller which, if adversely determined, would impair Seller's or Parent's ability to consummate the transactions under this Agreement. Neither Seller nor Parent is subject to any judgment, order or decree of any court or other Governmental Authority related to the Units or that may reasonably affect Seller's or Parent's performance of its obligations hereunder.

3.4   Consents and Approvals. The execution and delivery of this Agreement by each of Parent and Seller does not, and the consummation of the transactions contemplated hereby and performance by each of Parent and Seller of its obligations hereunder, assuming the receipt of the Stockholder Approval, will not: (a) violate or conflict with, (b) result in a breach of, (c) constitute a default under (whether with or without the passage of time, the giving of notice or both), (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or Governmental Authority in connection with any term, condition or provision of (i) the charter, by-laws or analogous organizational document of Parent or Seller, as applicable, (ii) any Contract to which Parent or Seller is a party or by which any of their properties are bound or (iii) any Law applicable to Parent or Seller (other than as may be required by the Colorado Limited Gaming Authority and pursuant to municipal, local and state Laws such as those regulating liquor sales).

3.5   Brokers, Etc.   Except as set forth on Schedule 3.5 (the payment of which fees shall be the sole responsibility of Parent and Seller), no broker or investment banker acting on behalf of Parent or Seller or under the authority of Parent or Seller is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from Parent or Seller in connection with any of the transactions contemplated herein.

3.6   Stockholder Support Agreements.   To the best knowledge of Parent and Seller, after having made due inquiry, the Persons executing the Stockholder Support Agreements (a) delivered to Purchaser on or prior to the date hereof and (b) to be delivered to Purchaser on or before November 23, 2007, are the beneficial holders of at least 17% of the outstanding shares of common stock of Parent.

ARTICLE 4

Representations and Warranties of Isle of Capri and Purchaser

Isle of Capri and Purchaser jointly and severally represent and warrant to Seller as follows:

4.1   Authority of Purchaser.   Each of Isle of Capri and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, with all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Isle of Capri and Purchaser has all requisite corporate power to enter into this Agreement and to carry out its obligations under this Agreement. The execution, delivery and performance of this Agreement by Isle of Capri and Purchaser has been duly authorized by all necessary corporate action. This Agreement has been duly and validly executed and delivered by each of Isle of Capri and Purchaser and constitutes the legal, valid and binding obligation of Isle of Capri and Purchaser enforceable against each of them in accordance with its terms, except as may be limited by (a) applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws from time to time in effect that affect creditors' rights generally or (b) legal and equitable limitations on the availability of specific remedies.

4.2   Consents and Approvals.   The execution and delivery of this Agreement by Isle of Capri and Purchaser does not, and the consummation of the transactions contemplated hereby and performance by Isle of Capri and Purchaser of their respective obligations hereunder will not, (a) violate or conflict with, (b) result in a breach of, (c) constitute a default under (whether with or without the passage of time, the giving of notice or both), (d) give any third party the right to modify, terminate or accelerate any obligation under, or (e) require any authorization, consent, approval, exemption or other action of or by or notice or declaration to, or filing with, any third party or any court or administrative or Governmental Authority in connection with any term, condition or provision of (i) the charter, by-laws or analogous organizational document of Isle of Capri or Purchaser, (ii) any Contract to which Isle of Capri or Purchaser is a party or by which any of their respective properties are bound or (iii) any Law applicable to Isle of Capri or Purchaser (other than as may be required by the Colorado Limited Gaming Authority and pursuant to municipal, local and state Laws such as those regulating liquor sales).

4.3   Change of Control Transaction. Within the 12-month period prior to the date of this Agreement, neither Purchaser nor the Company has directly or indirectly engaged in any discussions with, or solicited or received any offer from, any Person (other than Parent, Seller and their representatives) regarding a Change in Control Transaction.

4.4   Litigation. Except as set forth on Schedule 4.3, there is no demand, claim, suit, action, arbitration, grievance (other than union grievances in the ordinary course of business) or legal, administrative, other proceeding or investigation by a Governmental Authority pending or, to Isle of Capri's and Purchaser's knowledge, threatened against Isle of Capri or Purchaser which, if adversely determined, would impair Isle of Capri's or Purchaser's ability to consummate the transactions under this Agreement. Neither Isle of Capri nor Purchaser is subject to any judgment, order or decree of any court or other Governmental Authority related to the purchase of the Units or that may reasonably affect Isle of Capri's or Purchaser's performance of its obligations hereunder.

4.5   Brokers, Etc. No broker or investment banker acting on behalf of Purchaser or under the authority of Purchaser is or will be entitled to any broker's or finder's fee or any other commission or similar fee directly or indirectly from Purchaser in connection with any of the transactions contemplated herein.

ARTICLE 5

Pre-Closing Covenants

5.1   Regulatory Approvals; Third Party Consents.

(a)   On the terms and subject to the conditions of this Agreement, each party shall use commercially reasonable efforts to cause the Closing to occur, including taking all commercially reasonable actions necessary (i) to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing and (ii) to obtain each necessary consent of, and filing with, a Governmental Authority, which if not obtained or made is reasonably likely to have a material adverse effect on the ability of the parties to consummate the transactions contemplated by this Agreement.

(b)   In furtherance and not limitation of the provisions of Section 5.1(a), Seller and Purchaser shall cooperate with the other with respect to obtaining any necessary consent from any Governmental Authority. In particular, Seller and Purchaser, or persons nominated thereby, will promptly provide drafts to the other party, allow reasonably adequate time for comment by the other party and agree promptly to the contents of all notifications, filings, submissions, further documentation and evidence to be submitted to all relevant Governmental Authorities. Seller and Purchaser shall, in each case where permitted by the relevant Governmental Authority, allow individuals nominated by each of the other parties to attend all meetings with Governmental Authorities and, where appropriate, to make oral submissions at such meetings. Purchaser and Seller shall (i) furnish to the other such necessary information (which shall be true, correct and complete in all material respects) and reasonable assistance as the other may require in connection with its preparation of any notification, filing, submission or further documentation or evidence that is necessary in obtaining the necessary consents and (ii) promptly disclose to the other all correspondence received from or sent to any relevant Governmental Authority in connection herewith and shall keep the other fully informed of any other related communication in whatever form with any of the relevant Governmental Authorities. Purchaser and Seller comply promptly with any inquiry or request for additional information from any relevant Governmental Authority in connection herewith and shall promptly provide any supplemental information requested in connection with the notifications, filings and/or submissions made hereunder for the purposes of obtaining the necessary consents.

(c)   Parent shall use commercially reasonable efforts to obtain the Stockholder Approval as promptly as practicable after the date hereof, including in accordance with Section 5.5.

5.2   Notification Requirements.   Promptly upon obtaining knowledge of such development, each party will give written notice to the other parties hereto of any material adverse development causing a breach of any of such party's representations and warranties contained in this Agreement.

5.3   Exclusivity; No Solicitation.

(a)   Each of Parent and Seller agrees that it and its Affiliates shall not (and each of Parent and Seller will not permit any of its or any of its Affiliates' officers, directors, employees or any investment banker, financial advisor, attorney, accountant or other agent or representative retained by it or any of its Affiliates to), directly or indirectly, (i) solicit, encourage, initiate, engage in discussions or negotiate with any Person, other than Purchaser, or take any other action intended or designed to facilitate any inquiry or effort of any Person, other than Purchaser, relating to any possible business combination with Parent or Seller or any possible acquisition of Seller, Seller's Units or Parent (whether by way of merger, purchase of capital stock, purchase of assets or otherwise) or any material portion of Seller's or Parent's outstanding capital stock or assets (with any such efforts by any such Person, including a firm proposal to make such an acquisition, to be referred to as an "Alternative Acquisition"), (ii) provide information with respect to Seller, Seller's Units or Parent to any Person, other than Purchaser, relating to a possible Alternative Acquisition by any Person, other than Purchaser, (iii) enter into an agreement with any Person, other than Purchaser, providing for a possible Alternative Acquisition, or (iv) make or authorize any statement, recommendation or solicitation in support of any possible Alternative Acquisition by any Person, other than by Purchaser. Notwithstanding the foregoing and subject to Section 5.4, the Parent Board may, to the extent required by its fiduciary obligations under Nevada law, as determined in good faith by the Parent Board after consultation with independent legal counsel, in response to a proposal for an Alternative Acquisition ("Alternative Acquisition Proposal") that the Parent Board determines, in good faith after consultation with independent legal counsel and (to the extent the comparative value to shareholders of an Alternative Acquisition Proposal is not apparent on the face of such proposal) an independent financial advisor, is or is reasonably likely to result in a Superior Proposal, that was not solicited by Parent or Seller and that is not accompanied by or did not

1417648   12

otherwise result from a breach of this Section 5.3(a) and subject to providing prior written notice of its decision to take such action to Purchaser, participate in discussions and negotiations with such Person and its representatives to the extent required by the fiduciary duties of the Parent Board regarding such Alternative Acquisition Proposal. Each of Parent and Seller shall, and shall cause its Affiliates and representatives to, cease immediately all discussions and negotiations that may have occurred prior to the date of this Agreement regarding any proposal that constitutes, or may reasonably be expected to lead to, an Alternative Acquisition. For purposes of this Section 5.3, the term "Person" shall include any "group" as defined in Section 13(d)(3) of the Exchange Act. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in this Section 5.3 by any director, officer or employee of Parent or Seller or any of their Affiliates or subsidiaries or any investment banker, financial advisor, attorney, accountant or other agent or representative of Parent or Seller or any Affiliate or subsidiary shall be deemed to be a breach of this Section 5.3 by Parent and Seller.

(b)

(i)   Neither the Seller Board nor any committee thereof shall (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Seller Board or any such committee of this Agreement, (B) approve or cause or permit Seller to enter into any letter of intent, agreement in principle, definitive agreement or similar agreement constituting or relating to, or which is intended to or is reasonably likely to lead to any Alternative Acquisition Proposal, (C) approve or recommend, or propose to approve or recommend, any Alternative Acquisition Proposal or (D) agree or resolve to take actions set forth in clauses (A), (B) or (C) of this sentence.

(ii)   Neither the Parent Board nor any committee thereof shall (A) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Purchaser, the approval or recommendation by the Parent Board or any such committee of this Agreement, (B) approve or cause or permit Parent or Seller to enter into any letter of intent, agreement in principle, definitive agreement or similar agreement constituting or relating to, or which is intended to or is reasonably likely to lead to any Alternative Acquisition Proposal, (C) approve or recommend, or propose to approve or recommend, any Alternative Acquisition Proposal or (D) agree or resolve to take actions set forth in clauses (A), (B) or (C).

(iii)   Notwithstanding clauses (i) and (ii) above, if, prior to the date of the Stockholder Approval, the Parent Board receives a Superior Proposal and the Parent Board determines, in good faith after consultation with independent legal counsel, that it is necessary to do so in order to comply with its fiduciary obligations under Nevada law, the Parent Board may, during such period and only (x) in response to a Superior Proposal that was unsolicited and (y) in circumstances where there has not occurred a breach of Section 5.3(a), withdraw or modify its approval or recommendation of this Agreement and, in connection therewith, approve or recommend such Superior Proposal; provided, that the

Parent Board may not so withdraw or modify its approval or recommendation of this Agreement, or approve or recommend such Superior Proposal, after the date that Stockholder Approval is obtained. Except as set forth in this Section 5.3(b)(iii), in no event shall the Parent Board or any committee thereof withdraw or modify, or propose to withdraw or modify its position with respect to this Agreement or adopt, approve or recommend, or propose to adopt, approve or recommend any Alternative Acquisition Proposal.

(c)   Parent and Seller promptly, and in any event within 24 hours, shall advise Purchaser orally and in writing of any Alternative Acquisition Proposal or any inquiry with respect to or that could lead to any Alternative Acquisition Proposal, the identity of the Person making any such Alternative Acquisition Proposal or inquiry and the material terms of any such Alternative Acquisition Proposal or inquiry. Parent and Seller shall (i) keep Purchaser reasonably informed of the status, including any change to the details, of any such Alternative Acquisition Proposal or inquiry and (ii) provide to Purchaser as soon as practicable after receipt or delivery thereof with copies of all material correspondence and other written material sent or provided to Parent or Seller from any third party in connection with any Alternative Acquisition Proposal or sent or provided by Parent or Seller to any third party in connection with any Alternative Acquisition Proposal.

(d)   For purposes of this Agreement, "Superior Proposal" means any proposal made by a third party to acquire (i) Parent, (ii) Seller or (iii) any or all of the Seller's Units, that is on terms which the Parent Board determines in its good faith judgment (after consultation with independent legal counsel and, to the extent the comparative value to shareholders of an Alternative Acquisition Proposal is not apparent on the face of such proposal, a financial adviser of nationally recognized reputation) to be superior for the stockholders of Parent, from a financial point of view, to the transactions contemplated by this Agreement, taking into account all the terms and conditions of such proposal and this Agreement (including any proposal by Purchaser to amend the terms of this Agreement) and taking into account the likelihood of consummation in light of all financial, regulatory, legal and other aspects of such proposal (including any antitrust or competition law approvals or non-objections).

(e)   Nothing in this Section 5.3 shall be construed to permit Parent or Seller to enter into any agreement with respect to or which facilitates an Alternative Acquisition Proposal during the term of this Agreement, other than a confidentiality agreement with respect to the exchange of information which (i) does not limit the obligations of Parent and Seller under this Agreement, including Section 5.2I (other than market standard protection of the potential acquiror's confidential information), and (ii) Purchaser has received and approved in advance, which approval shall not be unreasonably withheld or delayed.

(f)   For the avoidance of doubt, in no event shall any proposed or actual acquisition of, or merger involving, Parent or Seller constitute any basis for Parent or Seller not complying with its obligations under this Agreement, and Parent and Seller shall so stipulate in any agreement relating to any such acquisition or merger.

(g)   Nothing in this Agreement shall be construed as limiting the respective rights and obligations of Purchaser and Seller under the Company Operating Agreement, prior to the consummation of the transactions under this Agreement.

5.4   Stockholders Meeting.

(a)   Parent will take all action necessary in accordance with applicable Law and its certificate of incorporation and bylaws to convene as promptly as practicable and in no event later than 35 days after the SEC Clearance Date a meeting of its stockholders for purposes of obtaining the Stockholder Approval in favor of approval and adoption of this Agreement and the transactions contemplated hereby (the "Stockholders Meeting").

(b)   Subject to the Parent Board's fiduciary duty to stockholders: (i) Parent, through the Parent Board, shall recommend approval of the matters submitted to its stockholders, and shall not withdraw, modify or amend such recommendation; and (ii) Parent shall proceed with the Stockholders Meeting for purposes of approving the sale of the Units to Purchaser pursuant to this Agreement, regardless of the existence of any Alternative Acquisition Proposal.

(c)   In the event that the stockholders of Parent fail to approve this Agreement at the Stockholders Meeting (or any adjournment or postponement thereof), the parties shall negotiate in good faith for at least 20 days to attempt to revise the terms of this Agreement to allow the acquisition of the Units on terms they regard as likely to be approved by such stockholders; provided, that the foregoing shall not be construed as requiring Purchaser to agree to any terms that are less advantageous to Purchaser than those set forth in this Agreement.

5.5   Proxy Statement.

(a)   Parent shall promptly prepare and shall file with the SEC as soon as practicable and in no event later than November 30, 2007, a proxy statement that complies with the requirements of the Exchange Act with respect to the meeting of the stockholders of Parent for the purpose of approving the transactions contemplated hereby (the "Proxy Statement"). Purchaser shall provide all information, which shall be true, correct and complete in all material respects, required by Parent in connection with the Proxy Statement. Parent will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder.

(b)   Parent will use its commercially reasonable efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the date hereof.

(c)   Parent and Seller shall (i) afford Purchaser an opportunity to review and comment on the Proxy Statement prior to submission thereof to the SEC (which review and comment shall be done promptly); (ii) transmit to Purchaser copies of all correspondence between the Parent or Seller, on the one hand, and the SEC staff, on the other hand, relating to the Proxy Statement and the Stockholders Meeting; and (iii) otherwise keep Purchaser and Isle of Capri fully apprised of Parent's and Seller's efforts to cause the Stockholders Meeting to be conducted as promptly as practicable.

5.6   Public Announcements. Purchaser and Parent shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange. The parties' obligations under this Section 5.6 shall terminate at Closing.

5.7   Liens. Neither Parent nor Seller shall permit the Seller's Units to become subject to any lien, claim or encumbrance (other than those in effect on the date hereof and set forth on Schedule 3.2). Neither Parent nor Seller shall permit the modification of any documentation relating to the Liens set forth on Schedule 3.2 without the prior written consent of Purchaser, other than by the execution and delivery of the Lender Agreement.

ARTICLE 6

Tax Matters

6.1   Filing of Tax Returns. Purchaser shall be responsible for preparing and filing, or causing to be filed, all Tax Returns for the Company for all taxable years, whether ending before or after the Closing Date.

6.2   Proration of Taxes. For the year in which the Closing occurs, Profits or Losses (as defined in the Company Operating Agreement) will be allocated in accordance with the first two sentences of Section 5.5 of the Company Operating Agreement.

6.3   Tax Contests.   Notwithstanding anything to the contrary contained in this Agreement, in no event shall Purchaser cause, suffer or permit the Company to file an amended tax return, settle an audit by the Internal Revenue Service (the "IRS") or other Governmental Authority, or take any other action with respect to a tax period during which Seller owned the Ownership Interest, if as a result thereof Seller may incur a liability to the IRS or other Governmental Authority or to the Company or Purchaser (each a "Tax Liability Event"), unless and until Purchaser has complied with the provisions of this Section 6.3.   If the Company intends to file such an amended tax return, receives notice of an audit of the Company by the IRS or other Governmental Authority, or otherwise obtains knowledge of a fact, circumstance or event that is likely to result in a Tax Liability Event, Purchaser shall provide or cause the Company to provide Seller with prompt written notice thereof, together with all documents and other information reasonably requested by Seller in order to assess the nature and extent of the potential Tax Liability Event. Purchaser shall, and shall cause the Company to, comply with the provisions of Section 10.9 of the Company Operating Agreement and, without limiting the generality of the foregoing, confer on a regular basis with, and obtain the prior written consent of (which consent shall not be unreasonably withheld or delayed), Seller, prior to taking any action which is reasonably likely to result in a Tax Liability Event.

6.4   Cooperation. After Closing, Purchaser and Seller, upon reasonable written notice, shall furnish or cause to be furnished to each other, as promptly as practicable, such information and assistance (to the extent within the control of such party) relating to the Company as is reasonably requested for the filing of all Tax Returns, and making of an election related to Taxes, the preparation for any audit by any Tax Authority, and the prosecution or defense of any claim, suit or proceeding related to any Tax Return.

6.5   Tax Treatment of Transaction. Purchaser and Seller agree that the transaction contemplated by this Agreement shall be treated for U.S. federal income tax purposes as provided in Revenue Ruling 99-6, and all provisions of this Agreement shall be interpreted accordingly therewith; provided, however, that in Purchaser's sole discretion (and so long as there is no adverse tax consequence to Seller), Purchaser may instead cause the Company to pay the Purchase Price to Seller at the Closing, whereupon the transaction contemplated by this Agreement shall be treated for U.S. federal income tax purposes as a payment to Seller in liquidation of Seller's interest in the Company, and all provisions of this Agreement shall be interpreted accordingly therewith.

6.6   Transfer Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement ("Transfer Taxes") shall be paid 50% by Seller and 50% by Purchaser when due and Seller will file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, the expenses, fees and charges of such filings to be paid 50% by Seller and 50% by Purchaser, and, if required by applicable Law, Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation. Seller and Purchaser shall cooperate with each other and use their reasonable best efforts to minimize any such Transfer Taxes.

6.7   Tax Distributions. Purchaser agrees to (a) to cause the Company to continue to make Tax distributions (as defined in the Company Operating Agreement) to Seller in accordance with Section 6.5(a) of the Company Operating Agreement to the extent relating to the period prior to the Closing and (b) otherwise to comply with its obligations to Seller under the Company Operating Agreement (but not Section 6.5 of the Company Operating Agreement other than clause (a) thereof) to the extent relating to the period prior to the Closing. Accordingly, Seller hereby acknowledges and agrees that Purchaser shall not cause the Company to distribute any Excess Cash Flow (as such term is defined in the Company Operating Agreement) from and after the date hereof. The provisions of this Section 6.7 shall survive the Closing. In the event that this Agreement is terminated without the Closing having occurred, the obligation (if any) of the Company to make distributions of Excess Cash Flow under Section 6.5 of the Company Operating Agreement shall be reinstated as set forth therein with respect to the period from and after the date of termination of this Agreement.

ARTICLE 7

Survival and Indemnification

7.1   Survival. The representations and warranties contained herein shall survive the Closing for a period of two years, except that the Title and Authorization Warranties shall survive forever. Neither Isle of Capri or Purchaser, on the one hand, nor Parent or Seller, on the other hand, shall have any liability with respect to claims first asserted in connection with any representation or warranty after the survival period specified therefor in this Section 7.1. If any claim for indemnification hereunder, which has been previously asserted on a timely basis pursuant to the terms of this Agreement, is still pending at the expiration of the applicable survival period, such claim shall nonetheless continue to be subject to the indemnification provisions of this Agreement until resolved.

7.2   Indemnification by Parent and Seller. Subject to Section 7.4, Parent and Seller shall jointly and severally indemnify Isle of Capri and Purchaser, its officers, directors, Affiliates, successors and assigns, including the Company, after the Closing (the "Purchaser Indemnified Parties"), and hold the Purchaser Indemnified Parties harmless from and against any and all Losses any Purchaser Indemnified Party suffers as a result of or in connection with any of the following:

(a)   any breach of or any inaccuracy in any representation or warranty made by Parent or Seller in this Agreement or any document delivered by Seller at the Closing (in all cases ignoring, for purposes of determining the inaccuracy or breach thereof, and the amount of Losses relating thereto, any qualification as to materiality contained in any such representation or warranty); or

(b)   any breach of or failure by Parent or Seller to perform any covenant or obligation of Parent or Seller set out in this Agreement or any document delivered by Parent or Seller at the Closing.

7.3   Indemnification by Isle of Capri and Purchaser. Isle of Capri and Purchaser shall jointly and severally indemnify Parent and Seller, its officers, directors, Affiliates, successors and assigns and Parent, its officers, directors, Affiliates, successors and assigns (the "Seller Indemnified Parties") and hold the Seller Indemnified Parties harmless from and against, any and all Losses any Seller Indemnified Party suffers as a result of or in connection with any of the following:

(a)   any breach of or any inaccuracy in any representation or warranty made by Isle of Capri or Purchaser in this Agreement or any document delivered by Isle of Capri or Purchaser at the Closing;

(b)   any breach of or failure by Isle of Capri or Purchaser to perform any covenant or obligation of Isle of Capri or Purchaser set out in this Agreement or any document delivered by Isle of Capri or Purchaser at the Closing; or

(c)   any failure on the part of the Company to file, or any inaccuracy in the information contained in, any state or federal income Tax return or notification of the Company, but only to the extent of Tax distributions to which Seller would have been entitled had any such income Tax return or notification been filed, or contained accurate information, as required by Law.

7.4   Limitations on Liability. Notwithstanding any other provision of this Agreement:

(a)   The maximum liability of Parent and Seller (in the aggregate) under Section 7.2 shall be equal to the Purchase Price (the "Cap"). The limitations set forth in this Section 7.4(a) shall not apply with respect to any breach of or inaccuracy in any Title and Authorization Warranty.

(b)   The maximum liability of Isle of Capri and Purchaser (in the aggregate) under Section 7.3 shall be equal to the Cap. The limitations set forth in this Section 7.4(b) shall not apply with respect to any breach of or inaccuracy in any Title and Authorization Warranty.

(c)   Notwithstanding anything to the contrary contained in this Agreement, in no event shall any party be liable for punitive damages even if such party has been apprised of the possibility of such damages.

7.5   Claims by Parties. As promptly as is reasonably practicable after becoming aware of any fact, event or condition in respect of which indemnity may be sought under this Agreement (but excluding a third party claim the procedure for which is described in Section 7.6), the Indemnified Person shall give notice of the same to the Indemnifying Person, which notice shall specify the fact, event or condition alleged to constitute the basis for such claim, the representations, warranties, covenants and obligations alleged to have been breached and the amount that the Indemnified Person seeks hereunder from the Indemnifying Person, together with such information as may be necessary for the Indemnifying Person to determine that the limitations in Section 7.4 have been satisfied or do not apply; provided that no failure to give or delay in giving such notice by the Indemnified Person shall affect the indemnity obligations of the Indemnifying Party except (i) as otherwise provided in Section 7.1 or (ii) to the extent that the Indemnifying Party was actually prejudiced as a result of such failure or delay.

7.6   Notice of Third Party Claims; Assumption of Defense. The Indemnified Person shall give notice as promptly as is reasonably practicable, but in any event no later than five Business Days after receiving notice thereof, to the Indemnifying Person of the assertion of any claim, or the commencement of any suit, action or proceeding, by any Person not a party hereto in respect of which indemnity may be sought under this Agreement (which notice shall specify in reasonable detail the nature and amount of such claim and contain copies of all material pleadings and correspondence of outside legal counsel evidencing such claim); provided that no failure to give or delay in giving such notice by the Indemnified Person shall affect the indemnity obligations of the Indemnifying Party except (i) as otherwise provided in Section 7.1 or (ii) to the extent that the Indemnifying Party was actually prejudiced as a result of such failure or delay. The Indemnifying Person may, at its own expense, (a) participate in the defense of any such claim, suit, action or proceeding and (b) upon notice to the Indemnified Person, at any time during the course of any such claim, suit, action or proceeding, assume the defense thereof with counsel of its own choice, and in the event of such assumption, shall have the exclusive right, subject to clause (a) of Section 7.7, to settle or compromise such claim, suit, action or proceeding; provided that the Indemnifying Party shall only have the right to assume the defense of such claim, suit, action or proceeding if the Indemnifying Party (i) first acknowledges (which acknowledgement may take the form of a joint defense agreement) in writing its obligation to indemnify the Indemnified Party for any Losses relating thereto, (ii) the claim, suit, action or proceeding does not seek to impose any injunctive order on the Indemnified Party and does not involve any criminal or quasi-criminal allegation and (iii) the claim, suit, action or proceeding does not involve any customer or employee of the Indemnified Party. If the Indemnifying Person assumes such defense, the Indemnified Person shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Indemnifying Person, unless there exists a conflict of interest between the Indemnifying Party and the Indemnified Party, in which case the Indemnifying Party shall pay such expenses. Whether or not the Indemnifying Person chooses to defend or prosecute any such claim, suit, action or proceeding, all of the parties hereto shall cooperate in the defense or prosecution thereof.

7.7   Settlement or Compromise. Any settlement or compromise made or caused to be made by the Indemnified Person (unless the Indemnifying Person has the exclusive right to settle or compromise under Section 7.6(b)) or the Indemnifying Person, as the case may be, of any such claim, suit, action or proceeding of the kind referred to in Section 7.6 shall also be binding upon the Indemnifying Person or the Indemnified Person, as the case may be; provided that (a) no obligation or restriction (other than the payment of money damages with respect to which indemnification is provided under this Article 7) shall be imposed on the Indemnified Person as a result of such settlement or compromise without its prior written consent, which consent shall not be unreasonably withheld, and (b) the Indemnified Person will not compromise or settle any claim, suit, action or proceeding without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed.

7.8   Net Losses; Subrogation.

(a)   Notwithstanding anything contained herein to the contrary, the amount of any Losses incurred or suffered by an Indemnified Person shall be calculated after giving effect to (i) any insurance proceeds received by the Indemnified Person (or any of its Affiliates) with respect to such Losses (net of any reasonable third-party costs incurred in connection with such recovery and any rate increase to the extent directly resulting therefrom), (ii) any tax savings realized by an Indemnified Person or its Affiliates as a result of such Losses and (iii) any recoveries obtained by the Indemnified Person (or any of its Affiliates) from any other third party (collectively, the "Indemnification Offsets"). Each Indemnified Person shall exercise commercially reasonable efforts to obtain such Indemnification Offsets and shall provide a written certification to the Indemnifying Person regarding such efforts, as well as the Indemnification Offset actually received or expected to be received. If any Indemnification Offsets are received by an Indemnified Person (or any of its Affiliates) with respect to any Losses after an Indemnified Person receives payment with respect thereto from an Indemnifying Person, the Indemnified Person (or such Affiliate) shall, within 10 Business Days of receiving the same, pay to the Indemnifying Person the amount of such Indemnification Offsets (up to the amount of the Indemnifying Person's payment).

(b)   Upon making any payment to an Indemnified Person in respect of any Losses, the Indemnifying Person shall, to the extent of such payment, be subrogated to all rights of the Indemnified Person (and its Affiliates) against any third party (other than customers, and employees of the Indemnified Party) in respect of the Losses to which such payment relates. Such Indemnified Person (and its Affiliates) and Indemnifying Person shall execute upon request all instruments reasonably necessary to evidence or further perfect such subrogation rights.

(c)   The rights and obligations of the parties under this <u>Section 7.8</u> shall survive the payment by the Indemnifying Persons of any amounts for which they are responsible under this <u>Article 7</u>.

7.9   <u>Certain Waivers</u>. Each of Parent and Seller hereby agrees (and shall cause each of its Affiliates, and its and their respective officers, directors, agents, and employees, to agree) that it shall not (and shall cause its Affiliates, and its and their respective officers, directors, agents, and employees, not to) make any claim for indemnification against Purchaser or the Company relating in any way to the fact that Seller or any such Person is or was a shareholder, member, director, manager, officer, employee or agent of the Company or is or was serving at the request of the Company as a partner, manager, trustee, director, officer, employee or agent of another entity (whether such claim is for judgments, damages, penalties, fines, costs, amounts paid in settlement, losses, expenses or otherwise and whether such claim is pursuant to any statute, charter document, bylaw, agreement or otherwise) with respect to any action, suit, proceeding, complaint, claim or demand brought by any of the Purchaser Indemnified Parties against Parent or Seller pursuant to this Agreement or applicable law or otherwise, and each of Parent and Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Company or any of its employees with respect to any amounts paid by it pursuant to this Agreement or otherwise. Notwithstanding the foregoing, in no event shall this <u>Section 7.9</u> operate to limit or preclude the assertion of any claims for indemnification by Parent or Seller under <u>Section 7.3</u>.

ARTICLE 8

Conditions Precedent to the Obligations of Seller

The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to Closing of the following conditions (any one or more of which may be waived in writing in whole or in part by Seller):

8.1   <u>Compliance with Agreements and Covenants</u>. Purchaser shall in all material respects have performed and complied with all of its covenants and obligations contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

8.2   <u>Representations and Warranties True</u>. The representations and warranties of Purchaser contained herein shall have been accurate, true and correct in all material respects on and as of the date hereof, and shall also be accurate, true and correct in all material respects on and as of the Closing Date with the same force and effect as though made by Purchaser on and as of the Closing Date.

8.3   <u>Stockholder Approval</u>. Parent shall have obtained the Stockholder Approval.

8.4   No Court Order.   No court order shall have been entered in any action or proceeding instituted by any Person which enjoins, restrains, or prohibits this Agreement or the complete consummation of the transactions as contemplated by this Agreement; and no action or proceeding shall be pending by any Person which seeks to enjoin, restrain, or prohibit this Agreement or the complete consummation of the transactions as contemplated by this Agreement, or seeks any material damages or payments from Seller as a result of such consummation.

8.5   Regulatory Approvals.   All necessary approvals or consents required to be obtained by Seller from the Colorado Limited Gaming Authority with respect to the purchase and sale of Seller's Units (and no other transaction, related or unrelated thereto) shall have been obtained.

ARTICLE 9

Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to consummate the transactions contemplated by this Agreement shall be subject to fulfillment at or prior to the Closing of the following conditions (any one or more of which may be waived in writing in whole or in part by Purchaser):

9.1   Compliance with Agreements and Covenants.   Parent and Seller shall have in all material respects performed and complied with all of its covenants and obligations contained in this Agreement to be performed and complied with by it on or prior to the Closing Date.

9.2   Representations and Warranties True.   The representations and warranties of Parent and Seller contained herein shall have been accurate, true and correct in all material respects on and as of the date hereof, and, except to the extent that any such representation or warranty is made solely as of the date hereof or as of another date earlier than the Closing Date, shall also be accurate, true and correct in all material respects on and as of the Closing Date with the same force and effect as though made by Seller on and as of the Closing Date.

9.3   No Court Order.   No court order shall have been entered in any action or proceeding instituted by any party which enjoins, restrains, or prohibits this Agreement or the complete consummation of the transactions as contemplated by this Agreement; and no action or proceeding shall be pending by any Person which seeks to enjoin, restrain, or prohibit this Agreement or the complete consummation of the transactions as contemplated by this Agreement, or seeks any material damages or payments from Purchaser or the Company as a result of such consummation.

9.4   No Material Adverse Change.   Since the date hereof, a Material Adverse Change shall not have occurred.

9.5   Regulatory Approvals.   All necessary approvals or consents required to be obtained by Purchaser from the Colorado Limited Gaming Authority with respect to the purchase and sale of Seller's Units (and no other transaction, related or unrelated thereto) shall have been obtained.

ARTICLE 10

Termination

10.1   <u>Termination</u>. This Agreement may be terminated at any time prior to the Closing:

(a)   upon the mutual agreement of Seller and Purchaser;

(b)   by either Seller or Purchaser if:

(i)   the Closing has not occurred on or before April 15, 2008 (the "<u>Outside Date</u>"), <u>provided</u> that the Outside Date shall be June 15, 2008 if any approval or consent of the Colorado Limited Gaming Control Commission is required to consummate the transactions contemplated hereby (including in the event of an assignment by Purchaser of its rights under this Agreement to an Affiliate pursuant to <u>Section 12.9</u>), unless such failure is the result of a breach of this Agreement by the party seeking to terminate this Agreement; or

(ii)   after the thirtieth day following the date of the Stockholders Meeting (including adjournments and postponements), if the Stockholder Approval shall not have been obtained;

(c)   by Purchaser, upon written notice from Purchaser to Seller if:

(i)   (A) any of the conditions precedent set forth in <u>Article 9</u> shall have become incapable of fulfillment (and shall not have been waived by Purchaser) or (B) there has been a breach by or inaccuracy of Parent or Seller of any representation, warranty or covenant in this Agreement, which breach or inaccuracy is either not capable of being cured or has continued without cure for a period of 15 days following receipt by Parent or Seller from Purchaser of such notice; or

(ii)   the Parent Board or any committee thereof withdraws or modifies in a manner adverse to Purchaser its approval or recommendation of this Agreement or fails to recommend to Parent's stockholders that they give Stockholder Approval, or shall have recommended an Alternative Acquisition Proposal, or the Parent Board or any committee thereof resolves to take any of the foregoing actions; or

(iii)   the Parent Board fails to reaffirm publicly and unconditionally its recommendation to Parent's stockholders that they give Stockholder Approval within 10 Business Days of Purchaser's written request to do so (which request may be made at any time following public disclosure of an Alternative Acquisition Proposal), which public reaffirmation must also include the unconditional rejection of such Alternative Acquisition Proposal; or

(iv)   the Parent and Seller fail to deliver to Purchaser on or before 5:00 PM, Central time, on November 23, 2007, both (i) a duly executed copy of the Lender Agreement, in form and substance reasonably satisfactory Purchaser, and (ii) a Stockholder Support Agreement executed by Louise H. Rogers in the form attached hereto as Exhibit A; provided, that Purchaser's termination right pursuant to this clause (iv) shall expire unless notice of termination is delivered by Purchaser prior to 5:00 PM Central time on November 28, 2007;

(d)   by Seller, upon written notice from Seller to Purchaser, if

(i)   (A) any of the conditions precedent set forth in Sections 8.1, 8.2, 8.4 or 8.5 shall have become incapable of fulfillment (and shall not have been waived by Seller) or (B) if there has been a breach by or inaccuracy of Purchaser of any representation, warranty or covenant in this Agreement, which breach or inaccuracy is either not capable of being cured or has continued without cure for a period of 15 days following receipt by Purchaser from Seller of such notice; or

(ii)   prior to the date of Stockholder Approval, (A) the Parent Board shall have recommended an Alternative Acquisition Proposal, (B) on the same day as such notice Parent or Seller enters into a definitive agreement for an Alternative Acquisition proposal that is a Superior Proposal, and (C) Parent and Seller have complied with each of its obligations set forth in this Agreement in all respects; provided, that Seller shall have no right to terminate this Agreement pursuant to this Section 10.1(d)(ii) after Stockholder Approval.

10.2   Effect of Termination; Fees and Expenses.

(a)   In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Seller, Parent or Purchaser, except that (i) this Section 10.2 will survive, (ii) certain provisions will survive as specified in Section 12.18 or elsewhere in this Agreement and (iii) if this Agreement is terminated by a party because of the breach of the Agreement by another party or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of another party's failure to comply with its obligations under this Agreement, the terminating party's right to pursue all legal remedies shall survive such termination unimpaired.

(b)   Parent or Seller shall pay to Purchaser a fee in an amount equal to $700,000 (the "Termination Fee") if this Agreement is terminated, except pursuant to Sections 10.1(a), 10.1(b)(i) (but only if the Closing fails to occur by the Outside Date despite the Parent and Seller having used commercially reasonable efforts to cause the Closing to occur before the Outside Date and have not otherwise breached this Agreement), 10.1(c)(i)(A) (but only if the conditions which have not been fulfilled or waived are those described in Section 9.3 or 9.4, provided that the non-fulfillment of such conditions is not the result of any acts or omissions of Parent or Seller) or 10.1(d)(i). Parent or Seller shall pay to Purchaser an additional fee in an amount equal to $1,100,000 (the "Additional Fee") if within 24 months of any termination of this Agreement Parent or Seller enters into a letter of intent or agreement in principle for, or consummates, an

Alternative Acquisition. The Termination Fee due under this <u>Section 10.2(b)</u> shall be paid by wire transfer of same day funds on the date of termination of this Agreement, and the Additional Fee shall be paid by wire transfer of same day funds on the date of execution of such letter of intent, agreement in principle or definitive agreement or, if earlier, consummation of any such Alternative Acquisition. Concurrently with the payment of, and as a condition to receiving, the Termination Fee or the Additional Fee, as applicable, Purchaser shall execute and deliver to Parent and Seller a general release in form and substance reasonably satisfactory to Parent and Seller; <u>provided, however</u>, a release given in connection with the payment of the Termination Fee will not extinguish Purchaser's right to receive the Additional Fee in accordance with the terms of this Agreement.

(c)   In addition to the other provisions of this <u>Section 10.2</u>, in the event the Termination Fee or Additional Fee is or becomes payable pursuant to <u>Section 10.2(b)</u>, Parent and Seller agree promptly, but in no event later than 10 Business Days following written notice thereof, to pay all reasonable fees and disbursements of counsel incurred by Purchaser in connection with this Agreement.

(d)   The right to receive the Termination Fee and the Additional Fee pursuant to <u>Section 10.2(b)</u> and other amounts pursuant to <u>Section 10.2(c)</u> shall be the exclusive remedy of Purchaser under this Agreement, except in the event of any intentional breach by Parent or Seller of any of the representations, warranties or covenants under this Agreement, in which case Purchaser shall also have the right to pursue any other remedies available to Purchaser pursuant to this Agreement, at Law or in equity.

(e)   Parent and Seller hereby agree, for themselves and their successors and assigns, that from and after any date that the Termination Fee or the Additional Fee becomes due and payable and is not paid in full, Purchaser shall have the right (notwithstanding the provisions of the Operating Agreement) to cause the Company to withhold all distributions (including Tax distributions and distributions of Excess Cash Flow, as defined in the Company Operating Agreement) from Seller, and instead pay Seller's portion thereof over to Purchaser, until the amount of Seller's portion of such distributions paid to Purchaser is equal to the amount of any Termination Fee or Additional Fee payable but not paid to Purchaser hereunder, plus interest at the rate of 8% per annum. The remedy set forth in the preceding sentence is in addition to any other remedy that Purchaser may have.

ARTICLE 11

Post-Closing Covenants

11.1   <u>Confidentiality</u>.

(a)   At all times from and after the Closing Date, Parent and Seller shall keep secret and maintain in confidence, and shall not use for its benefit or for the benefit of others, any confidential or proprietary information relating to the Company, including all intellectual property and files and records, other than any of such information that is in the public domain (unless any of such information is in the public domain in whole or in part due to action or inaction of Parent or Seller). The foregoing shall not prohibit use of such information (i) as is required by Law, (ii) as is necessary to prepare Tax Returns (including Tax Returns of Seller or of any of its Affiliates) or other filings with Governmental Authorities or to defend or object to any reassessment of Taxes, (iii) as is necessary for Parent, Seller or their respective representatives to prepare and disclose, as may be required, accounting statements or (iv) to assert or protect any rights of Seller hereunder or under any applicable Law.

(b)   At all times from and after the Closing Date, Isle of Capri and Purchaser shall keep secret and maintain in confidence, and shall not use for its benefit or for the benefit of others, any confidential or proprietary information relating to Seller or any of its Affiliates (other than the Company) other than any of such information that is in the public domain (unless any of such information is in the public domain in whole or in part due to action or inaction of Isle of Capri or Purchaser). The foregoing shall not prohibit use of such information (i) as is required by Law, (ii) as is necessary to prepare Tax Returns (including Tax Returns of Purchaser or of any of its Affiliates) or other filings with Governmental Authorities or to defend or object to any reassessment of Taxes, (iii) as is necessary for Isle of Capri, Purchaser or their respective representatives to prepare and disclose, as may be required, accounting statements or (iv) to assert or protect any rights of Purchaser hereunder or under any applicable Law.

ARTICLE 12

Miscellaneous

12.1   Expenses.

(a)   Except as otherwise provided in this Agreement, including Section 10.2, all fees and expenses, including fees and expenses of counsel, financial advisors, and accountants, incurred in connection with this Agreement and the transactions contemplated hereby by Seller and its Affiliates shall be paid by Seller or Parent, and by Purchaser and its Affiliates by Purchaser, whether or not the Closing occurs.

(b)   If either party institutes suit to enforce its rights under this Agreement, the party deemed to be the prevailing party shall be entitled to recover, and shall be paid on demand by the other party, all legal fees and expenses incurred by the prevailing party in connection with such suit.

12.2   Amendment. This Agreement may be amended by the parties at any time before or after receipt of Stockholder Approval; provided, however, that after receipt of Stockholder Approval, there shall be made no amendment that by Law requires further approval by such stockholders without the further approval of such stockholders. This Agreement may be amended, modified or supplemented only in writing signed by Seller and Purchaser hereunder.

12.3   Extension; Waiver. At any time prior to the Closing, the parties may (i) extend the time for the performance of any of the obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. The failure of a party to require performance of any provision hereof shall not affect its right at a later time to enforce the same. No such waiver in any one instance shall be deemed a further or continuing waiver of any such term, covenant, representation or warranty in any other instance.

12.4 <u>Procedure for Termination, Amendment, Extension or Waiver</u>. A termination of this Agreement pursuant to <u>Section 10.1</u>, an amendment of this Agreement pursuant to <u>Section 12.2</u> or an extension or waiver pursuant to <u>Section 12.3</u> shall, in order to be effective, be in writing.

12.5 <u>Notices</u>. Any written notice to be given hereunder shall be deemed given: (a) when received if given in person or by courier; (b) on the date of transmission if sent by telecopy (receipt confirmed); (c) three days after being deposited in the U.S. mail, certified or registered mail, postage prepaid; and (d) if sent by an internationally recognized overnight delivery service, the second day following the date given to such overnight delivery service (specified for overnight delivery). All notices shall be addressed as follows:

If to Parent or Seller, addressed as follows:

Nevada Gold & Casinos, Inc.
3040 Post Oak Blvd., Suite 675
Houston, Texas 77056
Attention: Robert Sturges
Facsimile: (713) 296-5070

with a copy (which shall not constitute notice) to:

Nevada Gold & Casinos, Inc.
3040 Post Oak Blvd., Suite 675
Houston, Texas 77056
Attention: Ernest E. East, General Counsel
Facsimile: (713) 296-5070

If to Isle of Capri or Purchaser, addressed as follows:

Isle of Capri Casinos, Inc.
600 Emerson Rd.
Suite 300
St. Louis, MO 63141
Attention: President and Chief Operating Officer
Facsimile: (314) 813-9480

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606
Attention: Paul W. Theiss
Facsimile: (312) 706-8218

12.6 Counterparts. This Agreement may be executed in counterparts (including by means of telecopied signature pages), each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.7 Headings. The headings preceding the text of Articles and Sections of this Agreement and the Schedules and Exhibits hereto are for convenience only and shall not be deemed part of this Agreement.

12.8 Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws, and not the laws of conflicts, of the State of Colorado.

12.9 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. No assignment of either party's rights or obligations may be made without the written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, that Purchaser may assign its rights and obligations hereunder to an Affiliate or Affiliates of Purchaser without the written consent of Parent or Seller, and in such event Purchaser shall promptly notify Parent and Seller of such assignment.

12.10 No Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and those Persons (or categories of Persons) specifically described herein, and, except as aforesaid, no provision of this Agreement shall be deemed to confer any remedy, claim or right upon any third party.

12.11 Forum; Waiver of Jury Trial. Each party agrees that any suit, action or proceeding brought by such party against the other in connection with or arising from this Agreement ("Judicial Action") shall be brought solely in the courts of the State of Colorado or the United States District Court for the District of Colorado, and each party consents to the jurisdiction and venue of each such court. Each party hereby waives its right to a jury trial in connection with any Judicial Action. Seller will act as agent for service of process on behalf of Parent.

12.12 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

12.13 Schedules. Information disclosed pursuant to any Schedule hereto shall not be deemed to be disclosed to Purchaser for purposes of any of Seller's or Parent's representations or warranties (other than the specific representation and warranty in which such Schedule is referenced), unless and to the extent that the applicability of such disclosure is reasonably apparent based on a plain reading of such disclosure.

12.14 Incorporation. The respective Schedules and Exhibits attached hereto and referred to herein are incorporated into and form a part of this Agreement.

12.15 Complete Agreement. This Agreement constitutes the complete agreement of the parties with respect to the subject matter hereof and supersede all prior discussions, negotiations and understandings.

12.16 Currency. Except as otherwise expressly set forth herein, all references to "dollars" or "$" in this Agreement shall mean United States Dollars.

12.17 Further Assurances. Seller, Parent, Isle of Capri and Purchaser each agree that from time to time after the Closing Date, they will execute and deliver, and will cause their respective Affiliates to execute and deliver, such further instruments, and take, and cause their respective Affiliates to take such other actions, as may be reasonably necessary to carry out the purposes and intents of this Agreement.

12.18 Survival. All provisions of this Agreement which, by their express terms or based upon a reasonable interpretation of such provisions and the respective rights and obligations of the parties thereunder, are intended to survive the Closing, shall so survive, including Section 10.2.

12.19 Unconditional Guarantee.

(a) Parent hereby unconditionally, absolutely and irrevocably guarantees to Purchaser the complete and timely performance by Seller of all of Seller's obligations under this Agreement. The obligations of Parent pursuant to this Section 12.19(a) shall remain in full force and effect without regard to, and shall not be impaired by: (i) any amendment, modification, addition, supplement, extension or acceleration of any part of this Agreement, (ii) any exercise or non-exercise by Purchaser of any right or privilege under this Agreement, or (iii) any bankruptcy, insolvency, reorganization, dissolution, liquidation or other similar proceeding relating to Parent, Seller or any of its Affiliates, including any release, limitation or impairment of Parent's or Seller's obligations under this Agreement. Parent's obligations under this Section 12.19(a) constitute a continuing guaranty and shall continue in full force and effect until such time as all of Seller's obligations under this Agreement have been fully performed. Notwithstanding the foregoing, in no event may a claim be asserted against Parent under this Section 12.19(a) if the assertion of such claim would be time barred or otherwise unavailable to Purchaser under Section 7.2.

(b) Isle of Capri hereby unconditionally, absolutely and irrevocably guarantees to Seller the complete and timely performance by Purchaser of all of Purchaser's obligations under this Agreement. The obligations of Isle of Capri pursuant to this Section 12.19(b) shall remain in full force and effect without regard to, and shall not be impaired by: (i) any amendment, modification, addition, supplement, extension or acceleration of any part of this Agreement, (ii) any exercise or non-exercise by Seller of any right or privilege under this Agreement, or (iii) any bankruptcy, insolvency, reorganization, dissolution, liquidation or other similar proceeding relating to Isle of Capri, Purchaser or any of its Affiliates, including any release, limitation or impairment of Isle of Capri's or Purchaser's obligations under this Agreement. Isle of Capri's obligations under this Section 12.19(b) constitute a continuing guaranty and shall continue in full force and effect until such time as all of Purchaser's obligations under this Agreement have been fully performed. Notwithstanding the foregoing, in no event may a claim be asserted against Isle of Capri under this Section 12.19(b) if the assertion of such claim would be time barred or otherwise unavailable to Seller under Section 7.3.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PARENT

NEVADA GOLD & CASINOS, INC.

By:_____
    Name:
    Title:

SELLER

BLACKHAWK GOLD, LTD.

By:_____
    Name:
    Title:

PURCHASER

CASINO AMERICA OF COLORADO, INC.

By:_____
    Name:
    Title:

ISLE OF CAPRI

ISLE OF CAPRI CASINOS, INC.,

By:_____
    Name:
    Title:

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

PARENT

NEVADA GOLD & CASINOS, INC.

By:_____
    Name:
    Title:

SELLER

BLACKHAWK GOLD, LTD.

By:_____
    Name:
    Title:

PURCHASER

CASINO AMERICA OF COLORADO, INC.

By:_____
    Name:
    Title:

ISLE OF CAPRI

ISLE OF CAPRI CASINOS, INC.,

By:_____
    Name:
    Title: